|  | Most recent fiscal year-end: | Prior fiscal year-end: |
| --- | --- | --- |
| Total Assets: | $3,296,227.00 | $2,189,548.00 |
| Cash & Cash Equivalents: | $627,071.00 | $285,714.00 |
| Accounts Receivable: | $381,326.00 | $462,903.00 |
| Short-term Debt: | $820,332.00 | $1,180,725.00 |
| Long-term Debt: | $5,304,880.00 | $2,329,424.00 |
| Revenues/Sales: | $4,513,460.00 | $4,619,930.00 |
| Cost of Goods Sold: | $3,920,747.00 | $3,409,288.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($2,194,954.00) | ($685,229.00) |